EX-99.(a)(i)(1)

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF TRUST
ALMANACK ETF TRUST
The undersigned certifies that:
1.	The name of the statutory trust is Almanack ETF Trust (the "Trust").
2.	The amendment to the Certificate of Trust of the Trust set forth below (the "Amendment") has been duly authorized by the initial Trustee of the Trust:
The First Article of the Certificate of Trust is hereby amended to read as follows:
FIRST:   The name of the statutory trust formed hereby is Gadsden ETF Trust.
3.	This Amendment shall become effective upon filing.
4.
This Amendment is made pursuant to the authority granted to the Trustees of the Trust under Section 3810(b) of the Delaware Statutory Trust Act and pursuant to the authority set forth in the governing instrument of the Trust.

IN WITNESS WHEREOF, the undersigned, being a Trustee of the Trust, has duly executed this Amendment on the 21st day of December, 2017.

By: /s/ Kevin R. Harper
Name: Kevin R. Harper, Trustee